UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

ATIF Holdings Limited (the “Company”) is furnishing this Form 6-K to provide its six-month interim financial statements and to incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on June 12, 2020 (Registration file number 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of January 31, 2022, and for the Six Months Ended January 31, 2022 and 2021

992.	Operating and Financial Review and Prospectus in connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended January 31, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Jun Liu
Jun Liu
Chief Executive Officer

Dated: May 3, 2022

2